Exhibit (m)(2)

GOEHRING & ROZENCWAJG INVESTMENT FUNDS
RETAIL CLASS SHAREHOLDER SERVICING PLAN

This Retail Class Shareholder Servicing Plan (the “Plan”) is adopted by Goehring & Rozencwajg Investment Funds, a Massachusetts business trust (the “Trust”), on behalf of each of its Funds (individually, a “Fund,” and collectively, the “Funds”) set forth on Schedule A, as amended from time to time, subject to the terms and conditions set forth herein. This Plan has not been adopted under Rule 12b-1 under the Investment Company Act of 1940 and is not a plan of the type commonly known as a “12b-1 Plan”.

Section 1. Annual Fees.

Shareholder Services Fee. Retail Class shares of a Fund may pay to financial institutions that provide certain services to the Fund or Fund shareholders, a shareholder and/or administrative services fee under the Plan (the “Service Fee”). Such Service Fee shall be at an annual rate not to exceed 0.15% of the average daily net assets of the Class attributable to said financial institution.

Adjustment to Fees. Any Fund may pay a Service Fee to a financial institution at a lesser rate than the fees specified in Section 1 hereof.

Payment of Fees. The Service Fee will be calculated daily and paid monthly by Retail Class shares of a Fund at the annual rate indicated above, or such other rate as is agreed upon by the Fund and the Distributor or financial institution, provided that such rate shall not exceed 0.15% of the average daily net assets of Retail Class shares of a Fund.

Section 2. Expenses Covered by the Plan.

Service Fees may be used by the financial institution for payments to financial institutions and persons who provide administrative and support services to their customers who may from time to time beneficially own shares, which may include (but are not limited to) (i) establishing and maintaining accounts and records relating to shareholders; (ii) processing dividend and distribution payments from the Fund on behalf of shareholders; (iii) providing information periodically to shareholders showing their positions in shares and integrating such statements with those of other transactions and balances in shareholders’ other accounts serviced by such financial institution; (iv) arranging for bank wires; (v) responding to shareholder inquiries relating to the services performed; (vi) responding to routine inquiries from shareholders concerning their investments; (vii) providing sub-accounting and/or sub-transfer agency services with respect to shares beneficially owned by shareholders, or the information to the Fund or its agents necessary for sub-accounting and/or sub-transfer agency services; (viii) forwarding shareholder communications from the Fund (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to shareholders; (ix) assisting in processing purchase, exchange and redemption requests from shareholders and in placing such orders with service contractors; (x) assisting shareholders in changing dividend options, account designations and addresses; (xi) providing shareholders with a service that invests the assets of their accounts in shares pursuant to specific or pre-authorized instructions; and (xii) providing such other similar services as a Fund or its shareholders may reasonably request to the extent the financial institution is permitted to do so under applicable statutes, rules and regulations. Services Fees may not be expended to pay for activities which are primarily intended to result in sales of shares of a Fund.

Section 3. Approval of Trustees.

The Plan will not take effect until approved by a majority of both (a) the full Board of Trustees of the Trust and (b) those Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the “Qualified Trustees”), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

Section 4. Continuance of the Plan.

This Plan will continue in effect for a period of one year from its date of execution, and will automatically renew thereafter for successive twelve-month periods thereafter until terminated as provided in Section 5 below. The Board of Trustees shall periodically review the appropriateness of continuing the Plan and the payments made thereunder.

Section 5. Termination.

The Plan may be terminated at any time with respect to a Fund (i) by the Trust without the payment of any penalty, by the vote of a majority of the outstanding voting securities of the Fund (or, the shareholders of a particular class, if applicable) or (ii) by a vote of the Qualified Trustees. The Plan may remain in effect with respect to a Fund even if the Plan has been terminated in accordance with this Section 5 with respect to any other Fund.

Section 6. Amendments.

No material amendment to the Plan may be made unless approved by the Trust’s Board of Trustees in the manner described in Section 3 above.

Section 7. Written Reports.

In each year during which the Plan remains in effect, a person authorized to direct the disposition of monies paid or payable by a Fund pursuant to the Plan or any related agreement will prepare and furnish to the Trust’s Board of Trustees, and the Board will review, at least quarterly, written reports which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

Section 8. Preservation of Materials.

The Trust will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 7 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

Section 9. Limit of Liability.

A copy of the Amended and Restated Agreement and Declaration of Trust of the Trust is on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is made on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the Trust or the respective Fund.

Section 10. Meanings of Certain Terms.

As used in the Plan, the terms “interested person” and “majority of the outstanding voting securities” will be deemed to have the same meaning that those terms have under the Investment Company Act of 1940.

Adopted: October 25, 2016

GOEHRING & ROZENCWAJG INVESTMENT FUNDS SCHEDULE A
TO THE
RETAIL CLASS SHAREHOLDER SERVICING PLAN

This Retail Class Shareholder Servicing Plan shall be adopted with respect to Retail Class shares  of the following Funds of Goehring & Rozencwajg Investment Funds:

Name of Fund

Goehring & Rozencwajg Resources Fund (October 25, 2016)

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